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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           MICOM COMMUNICATIONS CORP.
                           (NAME OF SUBJECT COMPANY)

                           MICOM COMMUNICATIONS CORP.
                       (NAME OF PERSON FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $.0000001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  59478P 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         WARREN B. (BARRY) PHELPS, III
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           MICOM COMMUNICATIONS CORP.
                            4100 LOS ANGELES AVENUE
                         SIMI VALLEY, CALIFORNIA 93063
                                 (805) 583-8600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                   COPIES TO:

                           TIMOTHY F. SYLVESTER, ESQ.
                           DOUGLAS C. CARLETON, ESQ.
                               RIORDAN & MCKINZIE
                             300 SOUTH GRAND AVENUE
                                   29TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 629-4824

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                                  INTRODUCTION



     This Amendment No. 1 amends and supplements that certain
Solicitation/Recommendation Statement on Schedule 14D-9 filed by MICOM Communications Corp. with the Securities and Exchange Commission on May 17, 1996 (the "Schedule 14D-9"). Capitalized terms not otherwise defined herein shall have the meanings therefor, as set forth in the Schedule 14D-9.



ITEM 4. THE SOLICITATION OR RECOMMENDATION.



     The twentieth paragraph of Item 4(b) of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following paragraph:



     The Board of Directors also took into consideration the results of the effort that Montgomery had conducted on behalf of the Company since December 1995 to explore various financial and strategic alliances and other potential transactions between the Company and potential strategic partners and acquisition candidates. The effort by Montgomery included identifying companies in the telecommunications and datacommunications industries that could be potential partners with or acquirors of the Company and contacting a number of these candidates on a discrete basis to determine their level of interest. The Company and Montgomery limited the parties contacted in order to avoid premature disclosure of the possibility of a sale of the Company, which the Board of Directors believed could adversely affect the Company's business. Montgomery conducted discussions with eight companies who entered into Confidentiality Agreements with the Company, four of whom met with senior management of the Company to pursue discussions. Further discussions with three such companies with respect to a possible acquisition of the Company terminated after initial meetings with Company management and, in each such instance, did not result in the presentation of any form of acquisition or strategic partnership proposal. In that regard, Montgomery and the Company entered into significant acquisition discussions only with the Nortel Entities.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.



Dated:  June 7, 1996

                                          MICOM COMMUNICATIONS CORP.

                                          By:          FRANCINE M. GOOD
                                            Francine M. Good
                                            Chief Financial Officer